Exhibit (e)(14)

RESTATED CONFIDENTIAL SEPARATION AND RELEASE AGREEMENT

This Restated Confidential Separation and Release Agreement (the “Agreement”) is entered into as of September 26, 2012, by G. MICHAEL BRIDGE (“Executive”) and JDA SOFTWARE GROUP, INC. (“JDA”), and restates and supersedes in its entirety the Confidential Separation and Release Agreement entered into between Executive and JDA as of March 2, 2012. This Agreement will not become effective until the expiration of seven (7) days from the date of Executive’s execution of this Agreement.

In consideration of the promises and covenants contained in this Agreement, the parties agree as follows:

1.	Transitional Employment and Termination.

(a)	Executive and JDA are parties to an Executive Employment Agreement, made effective as of October 8, 2009 (the “Employment Agreement”), pursuant to which Executive serves as the Senior Vice President and General Counsel of JDA. This Agreement supersedes and replaces the Employment Agreement, except for the surviving provisions (the “Surviving Provisions”) of the Employment Agreement (including, but not limited to sections 7.5 (“Forfeiture of Severance Benefits”), 8 (“No Conflict of Interest”), 9 (“Post-Termination Non-Competition”), 10 (“Confidentiality and Proprietary Rights”), 11 (“Nonsolicitation”), 12 (“Injunctive Relief”), 13 (“Agreement to Arbitrate”) and 14 (“General Provisions”) which are expressly incorporated herein. For the sake of clarity, section 7 (other than subsection 7.5) and section 15 (“Entire Agreement”) of the Employment Agreement do not survive and are instead replaced by the provisions of this Agreement. Executive and JDA agree that the nine (9) month Covenant Period provided in subsection 9.2 of the Employment Agreement (“Promise to Refrain from Competing”) shall be measured from the Termination Date as hereafter defined.

(b)	Except as provided in subsection (c) below, or as mutually extended by the parties in writing, Executive’s last day of employment with JDA will be March 31, 2013 (the “Termination Date”). From the date of this Agreement until December 31, 2012 (“Initial Transition Period”), Executive shall continue to work full time, in the office, performing his regular duties and any other duties requested by the Chief Executive Officer or the Chief Legal Officer. From January 1, 2013 until the Termination Date (“Secondary Transition Period”), Executive shall perform his duties as in the Initial Transition Period and may engage in other paid services, provided such services do not violate Section 9 of the Employment Agreement. Through the Termination Date, Executive will continue to receive his present Base Salary (plus any annual increase percentage generally given to other JDA executives in 2012), retain his Senior Vice President title, and maintain his existing fringe benefits, subject to the terms and conditions of the applicable benefit plan or policy. Executive also will receive a 2012 executive cash bonus in accordance with the Company’s Executive Bonus Plan (the “2012 Bonus”), with payment terms the same as is applicable to other JDA executives. Upon the Termination Date, Executive will be paid all of his accrued, unused paid time off. Effective as of the Termination Date, Executive shall resign from all positions he holds with JDA and each subsidiary or other entity affiliated with JDA, including all positions as an officer or director of any such entity.

(c)	Notwithstanding the above, JDA reserves the right to relieve Executive of his duties prior to the Termination Date, but in that event, as agreed above, Executive shall continue to be an employee (but have no duties unless requested by the CEO or the Chief Legal Officer), JDA shall continue to pay Executive the Base Salary, and provide the fringe benefits, to the Termination Date, pay the 2012 Bonus, settle the Executive’s 2012 award of Performance Shares under the JDA 2005 Performance Incentive Plan (the “2012 Performance Share Award”), and provide the Severance Benefits (as defined below) on the terms set forth below, in each case unless Executive is terminated for Cause. In the event of a Change in Control (as defined by the JDA 2005 Performance Incentive Plan) prior to the earlier of the Termination Date or the “Initial Vesting Date” under the 2012 Performance Share Award (as defined in the applicable award agreement), 100% of the Target Number of Performance Shares under the 2012 Performance Share Award shall vest and be settled in accordance with the terms of the award agreement evidencing such award immediately prior to the consummation of the Change in Control. For purposes of this Agreement, “Cause” is defined as: (a) theft or material dishonesty relating to the Company or its business, intentional falsification of any employment or Company records; or improper disclosure of Company’s confidential or proprietary information; (b) Executive’s conviction (including any plea of guilty or nolo contendere) for any criminal act that materially impairs his ability to perform his duties for Company; (c) willful misconduct or breach of fiduciary duty for personal profit by Executive, (d) Executive’s material failure to abide by the Company’s code of conduct or code of ethics policies resulting in demonstrable injury to the Company or its reputation, or (e) a material breach of this Agreement by Executive which is not cured within thirty (30) days of receipt by Executive of reasonably detailed written notice from Company. In the event Executive’s employment is terminated for Cause, Executive shall be entitled to receive only unpaid Base Salary then in effect, prorated to the date of termination. Executive will not be entitled to receive the Severance Benefits, described below and in the Appendix, unless JDA specifically agrees to provide severance, in writing, at the time of such termination.

2.	Consideration. The parties’ agreement to Executive’s transitional employment, as described above, is the consideration for entering this Agreement. Executive understands and agrees that the transitional employment is not required by JDA’s policies and procedures and that, but for this Agreement, JDA would not be obligated to provide the transitional employment to Executive. Executive also understands and agrees that JDA’s obligation to provide the transitional employment is contingent on Executive’s compliance with the provisions of this Agreement and Executive’s continuing obligations under the Surviving Provisions. Provided the (i) Executive does not revoke this Agreement as provided in Section 9 and (ii) Executive signs the Supplement to Confidential Separation Agreement and Release attached hereto as Exhibit A (the “Supplemental Release”) on or within twenty-one (21) days following the Termination Date, and the Supplemental Release becomes effective within thirty (30) days following the Termination Date, JDA agrees to provide Executive with the severance payments and benefits in the amounts and at the times set forth in the Appendix attached hereto (the “Severance Benefits”). Executive understands and agrees that the Severance Benefits shall be subject to withholding of federal and state income taxes, and any other applicable taxes and withholdings. By the execution hereof, Executive authorizes and directs JDA to withhold and remit such amounts. Executive understands and agrees that the Severance Benefits are not required to be paid by JDA’s policies and procedures and that, but for this Agreement, JDA would not be obligated to provide the Severance Benefits to Executive. Executive also understands and agrees that JDA’s obligation to pay the Severance Benefits is contingent on Executive’s compliance with the provisions of this Agreement and Executive’s continuing obligations under the Surviving Provisions. By entering this Agreement, and accepting the transitional employment, Executive represents and warrants that he will also sign the Supplemental Release at the appropriate time, and allow it to become effective and enforceable.

3.	Release of All Claims.

(a)	Executive, for the consideration set forth in this Agreement, hereby fully releases and forever discharges JDA and its affiliated entities, and the employees, agents, representatives, attorneys, officers, directors, successors and assigns of JDA and its affiliated entities (collectively, the “Release Parties”) from all claims related in any way to the transactions or occurrences between them to date, to the fullest extent permitted by law, whether known or unknown, past or present, suspected or unsuspected, of any nature whatsoever arising out of or relating to his/her employment with JDA, including, but not limited to, all claims based upon alleged discrimination, breach of contract or tortious conduct, whether under Title VII of the Civil Rights Act of 1964, as amended, the Age Discrimination in Employment Act (26 U.S.C. § 621 et seq.), the Older Workers Benefit Protection Act, the Americans with Disabilities Act, the Family and Medical Leave Act, and any other federal law, state law, ordinance, tort, contract, constitutional or other statutory claims, common law or administrative regulation. Executive expressly waives Executive’s right to recovery of any type, including damages, in any administrative or court action, whether state or federal, and whether brought by Executive or on Executive’s behalf, related in any way to the matters released herein. However, this general release is not intended to bar any claims that, by statute, may not be waived, such as Executive’s right to file a charge with the National Labor Relations Board or the Equal Employment Opportunity Commission and other similar government agencies, and any challenge to the validity of Executive’s release of claims under the Age Discrimination in Employment Act, as set forth in this Agreement. Further, nothing in this Section 3(a) shall release any of the Released Parties’ obligations, covenants, and agreements under this Agreement. This release does not apply to claims which may arise after the date when Executive signs this Agreement.

(b)	Executive declares and represents that Executive intends this Agreement to be complete and not subject to any claim of mistake, and that the release herein expresses a full and complete release and Executive intends the release herein to be final and complete.

(c)	Executive represents that, as of the date of this Agreement, he has not filed any lawsuits, charges, complaints, petitions, claims or other accusatory pleadings against Employer or any of the other Released Parties in any court or with any governmental agency related to the matters released in this Agreement.

(d)	Executive acknowledges and agrees that the general release in this Agreement is an essential and material term of the Agreement, and that without such clause, no agreement would have been reached by the Parties.

(e)	Executive acknowledges that he has been paid all wages, commissions, incentive payments, and bonuses owed to him by Employer, to date.

4.

Confidentiality and Company Property. Executive hereby reaffirms that he is subject to those provisions of the Confidentiality Agreement dated on November 22, 2006 (“Confidentiality Agreement”), which by its terms extend beyond termination of employment, except that to the extent this Agreement provides a shorter post termination restrictive covenant period, the shorter period shall apply. The reaffirmed terms include, but are not limited to, Executive’s obligation to protect and maintain the confidentiality of JDA’s Confidential Information, as defined therein, during employment and perpetually after the date of Executive’s termination. Executive also hereby represents that as required by the Confidentiality Agreement and JDA’s Personnel Policies and Procedures, he has returned to JDA, or will return prior to the Termination Date, or upon JDA’s request at any time prior to the Termination Date, all JDA property including, but not limited to, books, manuals, samples, software, hardware, and any items developed by Executive pursuant to his employment with JDA.

5.	Written Consent Regarding Restrictive Covenants. The parties agree Executive may engage in activities that would otherwise violate the provisions of Sections 9 of the Employment Agreement, if Executive first obtains specific written permission to do so from the CEO of JDA.

6.	Bar. Executive acknowledges that Executive may discover facts or law different from, or in addition to, the facts or law that Executive knows or believes to be true with respect to the claims released in this Agreement and agrees, nonetheless, that this Agreement and the release contained in it shall be and remain effective in all respects notwithstanding such different or additional facts or the discovery of them. It is the intention of the parties that this Agreement shall be effective as a bar to each and every claim or liability herein released, and in furtherance of this intention, the parties expressly agree and consent that this Agreement shall be given full force and effect according to each and all of its terms and provisions, including those relating to unknown and unsuspected claims or liabilities.

7.	Denial of Liability. It is expressly understood and agreed that neither the consideration furnished by either party, nor this Agreement, shall be construed as an admission of any wrongful conduct or violation of any law by either party. Each party expressly denies any wrongful conduct or violation of law and also expressly denies any liability to the other.

8.	Confidential Agreement. Executive covenants and agrees to keep the terms, amount and fact of this Agreement strictly confidential, and that he will not disclose any information concerning this Agreement to anyone, including, but not limited to, present or prospective employees of JDA, other than the Chief Executive Officer, Executive Vice President of Human Resources, or Chief Legal Officer, and other than in confidence to his spouse, legal counsel or tax advisors, unless compelled to do so by court order or other lawful authority.

9.	Consideration Period. Executive understands and agrees that he has been given a period of twenty-one (21) days within which to consider this Agreement before signing it, that he is advised to consult with an attorney of his choice before signing this Agreement, and that JDA delivered the Agreement to him on October 2, 2012. Initial: MB

10.

Revocation Period. The parties agree that for a period not to exceed seven (7) calendar days following his execution of this Agreement, Executive may revoke this Agreement in the manner set forth in this paragraph. Such a revocation must be in writing, addressed to Attn: Senior Vice President, Human Resources, JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260-3649, and received by the end of the day which is seven (7) calendar days after Executive’s execution of this Agreement. The parties further agree that this Agreement shall not become effective or enforceable until the revocation period has expired.

Initial: MB

11.	Preserved Rights. This Agreement does not waive or release any rights or claims that Executive may have under the Age Discrimination in Employment Act that arise after the execution of this Agreement. In addition, this Agreement does not prohibit Executive from challenging the validity of this Agreement’s waiver and release of claims under the Age Discrimination in Employment Act of 1967, as amended.

12.	Complete Agreement. Except as expressly provided herein, this Agreement, the Appendix and the Confidentiality Agreement dated November 22, 2006, constitutes the entire and exclusive agreement between the parties and supersedes any and all prior or contemporaneous agreements, promises, representations, negotiations or understandings of the parties, whether written or oral. For the avoidance of doubt, the surviving provisions of the Employment Agreement, as specified in Paragraph 1(a), above, are part of the entire Agreement and remain in full force and effect.

13.	Modifications. No modification of, or amendment to, this Agreement, or any waiver of any rights or obligations under this Agreement, shall be effective unless the amendment, modification or waiver is in writing and signed by the party against whom enforcement of the waiver is sought.

14.	Choice of Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona, without regard to principles of conflicts of law of Arizona or any other state.

15.	Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties and their heirs, administrators, executors, successors and assigns.

16.	Severability. The various provisions and sub-provisions of this Agreement are severable and if any provision or identifiable part thereof is held to be unenforceable by any court of competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or identifiable parts thereof in this Agreement.

17.	Repayment of Consideration. JDA enters into this Agreement in reliance upon the Release of All Claims given by Executive in Section 3 above. In the event that Executive brings any claims or proceedings, (whether statutory or otherwise), relating to employment with JDA or any affiliate, or the termination thereof, against JDA, any affiliate, its or their employees, officers or shareholders, other than an age discrimination claim under the Age Discrimination in Employment Act, Executive agrees to repay to JDA on demand and in full the payment received pursuant to Section 2 above to the fullest extent permitted by law. To the extent, JDA cannot obtain from Executive the immediate repayment of the sum received pursuant to Section 2 above, the sum shall be recoverable as a debt, together with all costs, including legal costs, incurred by JDA in recovering the sum and/or in relation to any claims or proceedings so brought by Executive, and together with interest thereon for the period commencing on the date the sum was paid to Executive and ending on the date JDA receives repayment of such monies in full, such interest to be calculated at the prevailing Prime Rate published in the Wall Street Journal on the date the said sum was paid to Executive.

18.	Rehire of Terminated Executive. If Company decides to rehire Executive within the time period equal to or less than the number of weeks represented by the amount of severance received, Executive agrees to repay a pro-rata portion of all cash consideration that he received in exchange for this Agreement.

19.	Nondisparagement. Executive agrees that he will not make any statements, written or verbal, or cause or encourage others to make any statements, written or verbal, that defame, disparage or in any way criticize the personal or business reputation, practices or conduct of JDA, or its officers, directors or employees. Likewise, JDA will instruct its officers and directors that they must not make any statements written or verbal, that defame, disparage or in any way criticize the personal or business reputation, practices or conduct of Executive.

20.	Compliance with Section 409A of the Code.

(a)	The Company intends that income provided to Executive pursuant to this Agreement will not be subject to taxation under Section 409A of the Internal Revenue Code and the Treasury Regulations thereunder (collectively, “Section 409A”). The provisions of this Agreement shall be interpreted and construed in favor of satisfying any applicable requirements of Section 409A. However, the Company does not guarantee any particular tax effect for income provided to Executive pursuant to this Agreement. In any event, except for the Company’s responsibility to withhold applicable income and employment taxes from compensation paid or provided to Executive, the Company shall not be responsible for the payment of any applicable taxes, penalties, interest, costs, fees, including attorney’s fees, or other liability incurred by Employee in connection with compensation paid or provided to Executive pursuant to this Agreement.

(b)	Notwithstanding anything set forth herein to the contrary, no amount payable pursuant to this Agreement on account of Executive’s termination of employment with the Company which constitutes a “deferral of compensation” within the meaning of Section 409A shall be paid unless and until Executive has incurred a “separation from service” within the meaning of Section 409A. Furthermore, if Executive is a “specified employee” within the meaning of Section 409A as of the date of Executive’s separation from service, no amount that constitutes a deferral of compensation which is payable on account of Executive’s separation from service shall be paid to Executive before the date (the “Delayed Payment Date”) which is the first business day of the seventh month after the date of Executive’s separation from service or, if earlier, the date of Executive’s death following such separation from service. All such amounts that would, but for this Section, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.

21.	Acknowledgement. By executing this Agreement, Executive expressly represents that he has carefully read this Agreement in its entirety, that he has had an opportunity to discuss the provisions of this Agreement with an attorney before signing it, that he understands and agrees to all of the Agreement’s provisions, and that he has executed the Agreement knowingly, voluntarily, and without duress, compulsion or undue influence.

Initial: MB

HAVING READ AND UNDERSTOOD THIS AGREEMENT, CONSULTED COUNSEL OR VOLUNTARILY ELECTED NOT TO CONSULT COUNSEL, AND HAVING HAD SUFFICIENT TIME TO CONSIDER WHETHER TO ENTER INTO THIS AGREEMENT, THE UNDERSIGNED HEREBY EXECUTE THIS AGREEMENT ON THE DATES SET FORTH BELOW.

EMPLOYEE

DATE: 10/2/12	/s/ G. Michael Bridge

JDA SOFTWARE, INC.

DATE: 10/1/2012	By	/s/ David Kennedy
David Kennedy

	Its	Chief Legal Officer

APPENDIX

TO CONFIDENTIAL SEPARATION AND RELEASE AGREEMENT

WITH G. MICHAEL BRIDGE

Severance Benefits

Cash Severance Benefits

The following amounts shall be paid to Executive in a lump sum on the 45th day following the Termination Date:

•	12 months of Executive’s Base Salary in the amount of $279,864.

•	One Year’s Bonus in the amount of $250,000.

•	Payment in lieu of 60-day notice period, at Executive’s pro rata Base Salary rate.

•

Payment of any portion remaining unpaid as of the Termination Date of Executive’s 2012 Bonus that has been earned in accordance with the terms of the Company’s 2012 Executive Bonus Plan, but without regard to Executive’s termination of employment. If the Company has not determined and paid the full year 2012 Bonus as of 45th day following the Termination Date, Executive shall receive payment in the amount of Executive’s 2012 Bonus at 100% of target ($250,000), minus previously paid partial-year 2012 Bonus payments.

•	Payment of a first quarter 2013 bonus under the Company’s Executive Bonus Plan in the amount of $62,500.

Equity Awards

•

Acceleration of vesting on the Termination Date of all of Executive’s “earned-but unvested Equity Awards,” as defined in Section 7.2 of the Employment Agreement, under award agreements evidencing Performance Share awards granted to Executive under the JDA 2005 Performance Incentive Plan in 2010, 2011 and 2012.

•	All of Executive’s stock options that have not otherwise terminated shall be exercisable until the earlier of October 19, 2013 or the expiration of the option’s term.

Other

•

In the event that Executive timely elects to obtain continued group health insurance coverage for himself and his family under COBRA following termination of employment, and is and remains eligible for such coverage, JDA will pay the premiums for such coverage through the earlier of: (i) the date that is eighteen (18) months following the Termination Date, or (ii) the first date on which Executive becomes eligible for other group health insurance coverage pursuant to Executive’s subsequent employment.

EXHIBIT A

SUPPLEMENT TO CONFIDENTIAL SEPARATION AGREEMENT AND RELEASE

This Supplement to Confidential Separation and Release Agreement (the “Supplemental Release”) is entered into by G. MICHAEL BRIDGE (“Executive”) and JDA SOFTWARE GROUP, INC. (“JDA”) and amends the Confidential Separation and Release Agreement (the “Agreement”) by extending the promises of each and every section and subsection, including the Appendix and the Confidentiality Agreement dated November 22, 2006, and except Sections 9 (Consideration Period), 10 (Revocation Period) and 11 (Preserved Rights), of the Agreement, through the Termination Date.

This Supplemental Release is intended to satisfy the Older Workers’ Benefit Protection Act, 29 U.S.C. Section 626(f). Executive is advised to consult with an attorney before executing this Supplemental Release.

Consideration Period. Executive understands and agrees that he has been given a period of twenty-one (21) days within which to consider this Supplemental Release before signing it, that JDA advised him to review the Supplemental Release and the Agreement with counsel of his choice before signing it, and that JDA delivered the Supplement Release to him on ________, 201_.

Initial: ___

Revocation Period. The parties agree that for a period not to exceed seven (7) calendar days following his execution of this Supplemental Release, Executive may revoke this Supplemental Release in the manner set forth in this paragraph. Such a revocation must be in writing, addressed to Human Resources, JDA Software Group, Inc., 14400 North 87th Street, Scottsdale, Arizona 85260-3649, and received by the end of the day which is seven (7) calendar days after Executive’s execution of this Supplemental Release. The parties further agree that this Supplemental Release shall not become effective or enforceable until the revocation period has expired. If Executive does not revoke his acceptance on or before that date, his acceptance of this Supplemental Release shall become binding and enforceable on the eighth day (“Effective Date of the Supplemental Release”) and the Severance Benefits described in paragraph 2 of the Agreement, and Appendix, to which this agreement is a Supplemental Release shall then become due and payable.

Preserved Rights. This Supplemental Release does not waive or release any rights or claims that Executive may have under the Age Discrimination in Employment Act that arise after the execution of this Supplemental Release. In addition, this Supplemental Release does not prohibit Executive from challenging the validity of the waiver and release of claims under the Age Discrimination in Employment Act of 1967, as amended, as provided by this Supplemental Release.

Initial: ___

Entire Agreement; Modification. This Supplemental Release, and the surviving provisions of the Agreement, is intended to be the entire agreement between the parties and supersedes and cancels any and all other and prior agreements, written or oral, between the parties regarding this subject matter. It is agreed that there are no collateral agreements or representations, written or oral, regarding the terms and conditions of Employee’s separation from employment with JDA and the settlement of all claims between the parties other than those set forth in this Supplemental Release. This Supplemental Release may be amended only by a written instrument executed by all parties hereto.

HAVING READ AND UNDERSTOOD THE AGREEMENT AND THIS SUPPLEMENTAL RELEASE, CONSULTED COUNSEL OR VOLUNTARILY ELECTED NOT TO CONSULT COUNSEL, AND HAVING HAD SUFFICIENT TIME TO CONSIDER WHETHER TO ENTER INTO THIS SUPPLEMENTAL RELEASE, THE UNDERSIGNED HEREBY EXECUTE THIS SUPPLEMENTAL RELEASE ON THE DATES SET FORTH BELOW.

EMPLOYEE

DATE:

JDA SOFTWARE, INC.

DATE:	By

Its